-----------------------------
               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:        3235-0058
                                               Expires:    January 31, 2005
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
                                               -----------------------------
        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                         0-28008
                                               -----------------------------

(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:        December 31, 2002
                      ----------------------------------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

        SmartServ Online, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


        One Station Place
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


        Stamford, CT 06902
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 could not be filed within the prescribed time period because the Registrant, which has a small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant. As a result, the Registrant has not been able to finalize the Annual Report for the fiscal year ended December 31, 2002.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas W. Haller                    (203)                  353-5650
     -------------------------    --------------------  ------------------------
              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange |X| Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
     year will be reflected by the earnings statements to be           YES   NO
     included in the subject report or portion thereof?                [X]   [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

     See Exhibit A.

================================================================================

                             SmartServ Online, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2003              By  /s/ Thomas W. Haller
     --------------------------       ------------------------------------------
                                      Thomas W. Haller, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                    Exhibit A

          Revenues for the twelve months ended December 31, 2002 were $234,893 compared to revenues of $3,297,806 for the twelve months ended December 31, 2001. The decrease in revenues resulted primarily from the previously disclosed termination of the Company's relationship with Data Transmission Network Corp
(DTN), effective August 31, 2001. The net loss for the twelve months ended December 31, 2002 was $7,913,825, compared to a net loss of $14,819,860 for the year ended December 31, 2001. The reduction in net loss resulted primarily from the previously disclosed gain on extinguishment of debt. The net loss for the fiscal year ended December 31, 2002 before the gain on the extinguishment of debt was $13,593,086. The above mentioned amounts for the fiscal year ended December 31, 2002 are unaudited.